605 15 July 2001 Form 605 Corporations Act 2001 Section 671B Notice of ceasing to be a substantial holder To Company Name/Scheme Rio Tinto Limited ACN/ARSN 004 458 404 1. Details of substantial holder (1) Name Vanguard Group (The Vanguard Group, Inc. and its controlled entities including Vanguard _________Investments Australia Ltd. and those listed in Annexure A) ACN/ARSN (if applicable) N/A The holder ceased to be a substantial holder on 31 March 2022 The previous notice was given to the company on 01 April 2022 The previous notice was dated 01 April 2022 2. Changes in relevant interests Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows: Date of change Person whose relevant interest changed Nature of change (4) Consideration given in relation to change (5) Class (6) and number of securities affected Person's votes affected See Annexure A Vanguard Group now holds 4.993% of voting power 3. Changes in association The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows: Name and ACN/ARSN (if applicable) Nature of association N/A N/A 4. Addresses The addresses of persons named in this form are as follows: Name Address Vanguard Group P.O. Box 2600, V26 Valley Forge, PA 19482 USA Signature print name Shawn Acker capacity Compliance Manager sign here date 05 April 2022 EXHIBIT 99.4

605 15 July 2001 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form. (2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (3) See the definition of "associate" in section 9 of the Corporations Act 2001. (4) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (6) The voting shares of a company constitute one class unless divided into separate classes. (7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

Annexure A

To Company	Rio Tinto Limited
ACN/ARSN	004 458 404
Substantial Holder Name	Vanguard Group
ACN/ARSN	N/A

Date of change	Person whose relevant interest changed	Nature of Change(6)	Consideration given in relation to change(7)	Class	Number of securities affected	Person's votes affected
30-Mar-22	The Vanguard Group, Inc.	BUY	116.91	Ordinary	415	415
30-Mar-22	The Vanguard Group, Inc.	BUY	116.93	Ordinary	1,626	1,626
31-Mar-22	The Vanguard Group, Inc.	BUY	119.11	Ordinary	266	266
31-Mar-22	The Vanguard Group, Inc.	BUY	119.11	Ordinary	133	133
31-Mar-22	The Vanguard Group, Inc.	BUY	119.47	Ordinary	1,580	1,580
31-Mar-22	The Vanguard Group, Inc.	BUY	118.95	Ordinary	4,911	4,911
31-Mar-22	The Vanguard Group, Inc.	BUY	119.47	Ordinary	1,020	1,020
31-Mar-22	The Vanguard Group, Inc.	IN SPECIE	119.47	Ordinary	(19,941)	(19,941)
30-Mar-22	Vanguard Investments Australia Ltd.	BUY	116.91	Ordinary	2,444	2,444
31-Mar-22	Vanguard Investments Australia Ltd.	SELL	119.11	Ordinary	(29,741)	(29,741)
31-Mar-22	Vanguard Investments Australia Ltd.	BUY	119.11	Ordinary	429	429
31-Mar-22	Vanguard Investments Australia Ltd.	BUY	119.11	Ordinary	429	429
31-Mar-22	Vanguard Investments Australia Ltd.	SELL	119.11	Ordinary	(87)	(87)

This is Annexure A of 1 page referred to in Form 605, Notice of ceasing to be a substantial holder.

Signature:

Name: Shawn Acker

Capacity: Compliance Manager

Date: 05 April 2022

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